Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    August    2004



                         PINE VALLEY MINING CORPORATION
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







Report of Independent Registered Chartered Accountants and

Consolidated Financial Statements of

PINE VALLEY MINING CORPORATION

(An exploration stage company)

March 31, 2004

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia, V7X 1P4
Tel: (604) 669 4466
Fax: (604) 685 0395                                                  Deloitte
www.deloitte.ca                                                        & Touche

Report of Independent Registered Chartered Accountants

To the Shareholders of Pine Valley Mining Corporation
(an exploration stage company)

We have audited the consolidated balance sheets of Pine Valley Mining Corporation (an exploration stage company) as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit, cash flows and capital stock for each of the years in the three year period ended March 31, 2004 and cumulative from inception to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004 and cumulative from inception to March 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP



Independent Registered Chartered Accountants
Vancouver, British Columbia
June 25, 2004

Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada - United States Reporting Difference

To the Shareholders of Pine Valley Mining Corporation
(an exploration stage company)

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) for the following:

i) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements;
ii) when the financial statements reflect a change in accounting policy, such as described in Note 4 for stock-based compensation and other stock-based payments;

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated June 25, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
June 25, 2004



























Pine Valley Mining Corporation
 (An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

                                                    March 31,        March 31,
                                                        2004            2003
ASSETS

CURRENT
  Cash and cash equivalents                          $54,720          $680,040
  Accounts receivable                                 12,204             1,349
  Prepaid expenses                                     5,497             5,477
Total Current Assets                                   6,403             5,497
-------------------------------------------------------------------------------
                                                      73,372           686,886

EQUIPMENT (Note 6)                                    15,054            14,850
MINERAL PROPERTIES (Note 7) (Schedule 1)          16,842,989        10,423,081
-------------------------------------------------------------------------------
                                                 $16,931,370       $11,124,817

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities          $280,075          $185,872
  Current portion of long-term debt (Note 9)       3,000,000               -
-------------------------------------------------------------------------------
                                                   3,280,075           185,872
LONG-TERM DEBT (Note 9)                            1,000,000              -
DUE TO RELATED PARTY (Note 8)                        600,000           600,000
-------------------------------------------------------------------------------
                                                   4,880,075           785,872

SHAREHOLDERS' EQUITY
  Capital stock (Note 10)
    Authorized
      100,000,000 common shares of no par value
  Issued and fully paid
    48,654,519 shares (2003 - 32,073,269 shares)  29,674,146        26,423,896
  Commitment to issue shares (Note 10(c))            174,022           131,250
  Share subscription  (Note 10(b))                    78,576           572,770
  Contributed surplus and other capital            1,142,009         1,115,555
  Deficit accumulated during exploration stage   (19,017,458)      (17,904,526)
-------------------------------------------------------------------------------
                                                  12,051,295        10,338,945
-------------------------------------------------------------------------------
                                                 $16,931,370       $11,124,817
CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 17)

APPROVED BY THE BOARD OF DIRECTORS

  "Graham Mackenzie"      Director
  "Mark Fields"           Director

           See accompanying Notes to the Consolidated Financial Statements
Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Operation and Deficit
(Canadian Dollars)
                                  Cumulative
                                  from inception
                                  to March 31,         Years ended March 31,
                                     2004         2004        2003       2002
-------------------------------------------------------------------------------
REVENUE
  Interest and other               $224,075     $7,615      $1,472      $8,874
-------------------------------------------------------------------------------
EXPENSES
  Accounting and audit              810,712     86,671      39,150      45,842
  Amortization                      103,049      2,392       4,680       5,704
  Consulting                         50,723     27,929      22,794        -
  Fees and assessments              248,030     97,256      24,422       1,253
  Filing and transfer agent fees    269,824     34,676      20,171     23,1249
  General exploration                83,821      -           -           -
  Interest and financing          2,141,266     84,488     143,957     969,210
  Management fees                 1,128,847       -         32,750     161,796
  Office                          1,248,752     47,552      22,948     654,410
  Professional fees               1,554,098    104,573      78,374     139,689
  Promotion and marketing           369,652      6,978      11,898       7,580
  Salaries and stock-based
     compensation                   817,883    591,211     139,618      87,054
  Travel                            249,764     35,024      20,833      22,558
-------------------------------------------------------------------------------
                                  9,076,421  1,118,750     561,595   2,118,345
-------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED ITEMS     (8,852,346) (1,111,135)  (560,123) (2,109,471)
-------------------------------------------------------------------------------
Amalgamation and settlement costs  (840,720)     -           -           -
Loss on disposal of equipment      (120,732)     (5,412)     -           -
Foreign exchange gain (loss)          5,290      30,233     16,844     (41,827)
Write-down of mineral
  properties (Schedule 1)        (9,014,053)    (20,981) (2,914,600)      -
Write down of receivable             (5,637)     (5,637)       -          -
Write down of investment
in US Electric Power Inc.         (189,260)       -            -      (189,260)
-------------------------------------------------------------------------------
                               (10,165,112)      (1,716) (2,897,716)  (231,087)
-------------------------------------------------------------------------------
NET LOSS                       (19,017,458) (1,112,932) (3,457,839) (2,340,558)

DEFICIT ACCUMULATED DURING
  EXPLORATION STAGE,
  BEGINNING OF PERIOD              -     (17,904,526) (14,446,687) (12,106,129)
DEFICIT ACCUMULATED DURING
  EXPLORATION STAGE,
  END OF PERIOD         $(19,017,458) $(19,017,458) $(17,904,526) $(14,446,687)
Basic and diluted
  loss per share                            $(0.03)       $(0.12)       $(0.12)
Weighted average
  number of shares                      40,560,855    28,318,672    20,007,894

           See accompanying Notes to the Consolidated Financial Statements
Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)
                              Cumulative
                              from inception
                              to March 31,        Years ended March 31,
                                  2004          2004          2003       2002
-------------------------------------------------------------------------------
OPERATINGACTIVITIES
Net loss                $(19,017,458)  $(1,112,932)  $(3,457,839)  $(2,340,558)
Adjustments:
Amortization                 103,049         2,392         4,680         5,704
Loss on disposal of
    capital assets           120,732         5,412            -           -
Accretion of equity component
 of convertible instrument    31,095           -             -           -
Non-cash consulting costs     22,794           -          22,794         -
Non-cash financing costs   1,055,450           -          25,973       792,477
Non-cash payroll costs       200,476       200,476            -          -
Write-off of mineral
 properties (Schedule 1)   9,014,153        20,981     2,914,600         -
Write-off of receivable        5,637         5,637            -          -
Write-off of investment in
 US Electric Power Inc.      189,260           -              -        189,260
Office expenses (Note 8)     600,000           -              -        600,000
Changes in non-cash operating working capital items
other than cash (Note 14)   (230,694)       86,390       198,057      (657,996)
-------------------------------------------------------------------------------
                          (7,905,606)     (791,644)     (291,735)   (1,411,113)

FINANCING ACTIVITIES
Capital stock issued       9,875,277     2,456,230       700,000       578,000
Note proceeds              9,617,471          -           94,734     1,176,328
Note payments               (288,974)         -         (288,974)        -
Share subscription
 (Note 10(c))                782,596        78,576       704,020         -
Proceeds on convertible debt 150,000           -             -           -
-------------------------------------------------------------------------------
                          20,136,370     2,624,806     1,209,780     1,754,328

INVESTING ACTIVITIES
Acquisition of equipment    (165,605)        5,171           -         (2,164)
Investment in US Electric
 Power Inc.                 (189,260)        -               -        (182,021)
Deferred exploration and
 development              (6,337,773)     (461,268)     (311,506)     (116,912)
Acquisition of net assets
 of Willow Creek          (5,483,406)   (1,992,043)        -             -
-------------------------------------------------------------------------------
                         (12,176,044)   (2,458,482)     (311,506)     (301,097)
INCREASE (DECREASE) IN CASH   54,720      (625,320)      606,539        42,118
  CASH POSITION,
    BEGINNING OF PERIOD        -           680,040        73,501        31,383
  CASH POSITION,
    END OF PERIOD            $54,720       $54,720      $680,040        73,501

SUPPLEMENTAL INFORMATION
Interest paid                              $65,973       $76,960      $129,865

NON-CASH INVESTING AND FINANCING ACTIVITIES:

During the year ended March 31, 2004, the Com pany:
(i) acquired the remaining 33 1/3% interest in the Willow Creek Joint Venture for $2,000,000 in cash and a $4,000,000 note payable (Note 5,7 and 9)
(ii) issued 656,250 common shares at $0.20 per share for a finders fee totaling $131,250 (Note 10(a)(i))


           See accompanying Notes to the Consolidated Financial Statements



Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Capital Stock
(Canadian Dollars)
------------------------------------------------------------------------------
                                                                Capital Stock
                                 Years Issued    Number of  from inception to
                                                    shares     March 31, 2004
------------------------------------------------------------------------------
Shares issued for cash               1970          45,117           $67,675
                                     1971          12,895            30,948
                                     1972          16,361            49,084
                                     1973               1                 1
                                     1974          83,333            60,000
                                     1976         100,000            90,000
                                     1977          66,667            35,000
                                     1978         100,000            52,173
                                     1980         233,333           135,000
                                     1981         433,333         1,496,546
                                     1987          83,333            62,500
                                     1988         358,334           321,751
                                     1990         150,000            43,500
                                     1991          50,000            14,000
                                     1992         800,000           235,750
                                     1994         236,500           302,030
                                     1995         648,125           542,860
                                     1996         100,000           120,000
                                     1997          50,000            60,000
                                     1998         355,000           230,787
                                     1999       1,225,833           758,463
                                     2000       1,816,157           958,000
                                     2001         656,500           384,979
                                     2002         866,667           578,000
                                     2003       3,261,362           700,000
                                     2004      16,581,250         3,250,250
------------------------------------------------------------------------------
                                               28,330,101        10,579,297


           See accompanying Notes to the Consolidated Financial Statements

Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statements of Capital Stock
(Canadian Dollars) (Contiuned)
------------------------------------------------------------------------------

Shares issued for property (company and
        Predecessor corporations)    1970         108,333          $162,500
                                     1973          25,000             7,500
                                     1976         108,333             3,250
                                     1976           1,667             1,000
                                     1980         250,000           559,815
                                     1981           8,333            56,250
                                     1983           8,333            42,500
                                  *  1985         (82,732)         (185,261)
                                     1988         100,000            88,000
                                     1990         100,000            25,000
                                     1991         100,000            25,000
                                     1993       5,400,000         8,532,000
                                     1995          80,000            96,000
------------------------------------------------------------------------------
                                                6,207,267         9,413,554
* Shares contributed to the Company and cancelled

Shares issued for debt               1985         993,368          $745,026
Shares issued for equipment          1985         333,333           400,000
                                     1987         447,052           335,289
Shares issued for debt               1988          46,315            34,737
                                     1990         568,953           194,003
                                     1991         608,360           152,090
Shares issued for finders' fee       1996         756,581           543,049
Shares issued for debt               1996       1,038,390         1,013,631
                                     1997          50,000            47,500
                                     1998         130,840           157,008
                                     2000         263,157           181,095
                                     2002       4,695,080         3,361,434
                                     2003       4,185,722         2,516,433
-------------------------------------------------------------------------------
                                               14,117,151         9,681,295
Balance of Shares on March 31, 2004            48,654,519       $29,674,146

       See accompanying Notes to the Consolidated Financial Statements


Pine Valley Mining Corporation
(An exploration stage company)
Notes to the Consolidated Financial Statements
Years ended March 31, 2004
(Canadian Dollars)
-------------------------------------------------------------------------------
1.  BUSINESS OF THE COMPANY
    The Company is engaged in the exploration and development of a coal project (Note 7(a)) near Chetwynd, British Columbia Canada.




2.  CONTINUING OPERATIONS
    These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $17,904,526 and has working capital at March 31, 2003 of $501,014. The Company's continued existence is dependent on the ability to obtain loan financing; the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

    If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

    Subsequent to March 31, 2004, the Company obtained a US$7.6 million loan to fund mine construction and operations (Note 18(a)) and raised $3.0 million through the issuance of 3,333,333 units through a private placement
    (Note 18(d)).

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which in respect of these financial statements do not differ materially from accounting principles generally accepted in the United States (US
    GAAP), expect as disclosed in Note 16.

 (a) Basis of presentation
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Pty Limited, Pine Valley Coal Ltd., Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

 (b) Cash and cash equivalents
     Cash and cash equivalents includes short term money market instruments with terms to maturity at the date of issue not exceding 90 days.

 (c) Mineral properties
     The Company defers all acquisition costs and exploration costs, net of pre -commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, are sold or abandoned. Costs pertaining to properties developed to production will be amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned will be written off.

     The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. The Company reviews the carrying value of its mineral properties on a regular basis, primarily by reference to estimated future expected cashflows. When the carrying value of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (d) Capital assets
     Capital assets are recorded at cost and the Company provides for amortization using the declining balance method at rates ranging from 20% to 30% per annum.

 (e) Restoration, rehabilitation, and environmental expenditures
     Restoration, rehabilitation and environmental expenditures are charged to earnings as incurred during the exploration phase. Significant restoration, rehabilitation and environmental expenditures to be incurred subsequent to the cessation of exploration are accrued when their extent can be reasonably estimated.

 (f) Income taxes
     The Company accounts for income taxes using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

 (g) Earnings (loss) per common share
     Earnings per share calculations are based on the weighted average number of common and common equivalent shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.

 (h) Use of estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

 (i) Fair value of financial instruments
     The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value.
     The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 7.

 (j) Financial risk
     Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (k) Joint venture
     The Company accounts for its interest in the Willow Creek Joint Venture "("Joint Venture") for the year ended March 31, 2003 on a proportionate consolidation basis, which resulted in presentation similar to that derived from the equity method.

 (l) Foreign currency translation
     The Company uses the temporaral method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.

 (m) Stock-based compensation
     The Company's stock-based compensation plan is described in Note 11(a). The Company has adopted the fair value based method (Note 4) to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the options at the date of the grant is charged to operations, with an offsetting credit to contribution surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with and the related portion of contributed surplus is credited to share capital.


4.  CHANGES IN ACCOUNTING POLICY

     Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model (Black-Scholes). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

     Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $26,454 for the year ended March 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, a weighted average volatility of the Company's share price of 148%, a weighted average annual risk free interest rate of 3.97% and an expected life of five years.



5.  BUSINESS ACQUISITION

     During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture held in Pine Valley Coal Ltd. (PVC) (Note 7 (b)) from Mitsui Matsushima Canada Ltd. for $6,000,000. The Company paid $2,000,000 in cash and issued a $4,000,000 note payable (Note 9).

     Prior to the acquisition, the Company accounted for its 66 2/3% of the joint venture under proportionate consolidation. The acquisition was accounted for by the purchase method and the remaining 33 1/3% of the accounts of PVC have been consolidated from January 6, 2004. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

     Current assets (including cash of $7,957)                $32,290
     Plant and equipment                                        2,838
     Coal property                                          5,979,620
----------------------------------------------------------------------
                                                            6,014,748
Less: Current liabilities                                     (14,748)
----------------------------------------------------------------------
Consideration                                              $6,000,000


6.  EQUIPMENT
                                                 2004                  2003
                                          Accumulated   Net Book   Net Book
                                 Cost     Amortization     Value      Value

     Office equipment          $60,928        $45,874     $15,054    $14,066
     Field equipment             -              -            -           784
-----------------------------------------------------------------------------
                               $60,928        $45,874     $15,054    $14,850


7.  MINERAL PROPERTIES

 (a) Willow Creek Coal Project

     During the year ended March 31, 1996, the Company entered into the Willow Creek Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Canada Ltd, (Mitsui Matsushima) and BCR Venture Inc. (BCR), a wholly owned subsidiary of BC Railway Company
    ( BC Rail ) to form the Willow Creek Joint Venture (Willow Creek Joint Venture ). The purpose of the Willow Creek Joint Venture is to develop a low cost coal mine.

     Under the agreement, a feasibility study was completed and accepted by the Willow Creek Joint Venture participants, and a decision made to proceed to develop a coal mine in the Willow Creek coal licenses.
     Pine Valley Coal Ltd. was set up as the operator and was directed by a Management Committee. Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc. (Falls Mountain), contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek.

7.  MINERAL PROPERTIES (Continued)
 (a) Willow Creek Coal Project (Continued)

     Under the agreement, the parties contracted with BC Rail to provide haulage services under a haulage contract and had also contracted with Mitsui Matsushima to market the coal worldwide during the life of the project. The Willow Creek Joint Venture Agreement provided that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company would cease to have any representation or right to vote on the management committee of the Willow Creek Joint Venture

     During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the Joint Venture.

     On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Falls Mountain and Mitsui Matsushima revised the terms prior to December 10, 2003 so that Falls Mountain was required to pay $2.0 million to Mitsui Matsushima by January 6, 2004, and make a further $4.0 million of principal repayments between June 30, 2004 and June 30, 2005.

     The assets, liabilities and cash flows of the Willow Creek Joint Venture at March 31, 2003 were as follows:

     Current assets and deposits                              $32,194
     Coal property interests and equipment                 10,821,653
----------------------------------------------------------------------
                                                           10,853,847
     Current liabilities                                       23,847
     Joint Ventures' Equity                               $10,830,000
----------------------------------------------------------------------
     Cash Flows - generated (applied)
     Investing activities                                  $1,091,856
     Financing activities                                $(1,198,869)

 (b) Indin Lake
     The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Terrorities. During the year ended March 31, 2003, the Company has concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.







8.  DUE TO RELATED PARTY
    The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the Estate ). The Estate is administered on behalf of its beneficiaries by a director of the Company.
    The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.
    There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 16, 2004, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2005.


9.  LONG-TERM DEBT

                                                        2004           2003

     Current portion of long-term debt             $3,000,000         $  -
     Long-term portion, net of current portion      1,000,000            -
-----------------------------------------------------------------------------
                                                   $4,000,000         $  -

    On January 6, 2004, the Company purchased Mitsui's 33.33% interest in the Willow Creek Joint Venture for $6,000,000 (Note 5), of which $2,000,000 was paid in cash, and the Company has an outstanding debt obligation to Mitsui of $4,000,000 with interest compounded daily at 7%. The Company is required to make principal repayments as follows:

       June 30, 2004                                  $200,000
       September 30, 2004                              300,000
       December 31, 2004                             1,500,000
       March 31, 2005                                1,000,000
       June 30, 2005                                 1,000,000

     The Company paid $65,973 accrued interest to Mitsui on March 31, 2004. The debt obligation is secured by the Company's assets and may be prepaid at any time without penalty.


 10.  SHAREHOLDERS' EQUITY

 (a) Capital stock issuances

     During the year ended March 31, 2004, the Company:

 (i) Closed a private placement financing of 5,500,000 units for proceeds of $1,100,000 on April 16, 2003. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.25 per share. A finder's fee totalling $131,250 was paid by issuance of 656,250 common shares at a price of $0.20 per share.

 (ii) Issued 2,425,000 common shares for proceeds of $550,250 on the exercise of warrants and stock options.


10.  SHAREHOLDERS' EQUITY (Continued)

 (iii) Closed a private placement financing of 8,000,000 units for proceeds of $1,600,000 on January 6, 2004. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.22 per share for the first year and $0.25 for the second year (Note 9).

  During the year ended March 31, 2003, the Company:
 (i) Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000.
 (ii) Closed a private placement financing of 136,362 units for proceeds of $75,000 on June 14, 2002. Each unit consisted of one common share and one half common share purchase warrant of the Company. Each share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.60.
(iii) Issued 100,000 common shares to settle $55,000 debt due to a former director. This debt was included in accounts payable and accrued liabilities in the year.
 (iv) Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433.
 (v) Closed a private placement financing of 3,125,000 units for proceeds of $625,000 on December 31, 2002. Each unit consisted of one common share and one common share purchase warrant. Each share purchase warrant is exercisable for two years at a price of $0.23 per share in the first year and $0.27 per share during the second year.

 (b) Share Subscription
     In March 2004, the Company received total proceeds of $78,576 in connection with the exercise of 274,727 warrants from two private placements. The shares were issued subsequent to the year end March 31, 2004.

     During the year ended March 31, 2003, the Company had received net proceeds of $572,770 pursuant to a private placement of 5,500,000 units (Note10(a)(i)).

 (c) Commitment to issue shares

     On January 7, 2004, the Company announced a debt settlement by the issuance of 696,088 common shares in the aggregate amount of $174,022.
     In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company has certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Board of Directors of the Company approved settling the obligations by issuance of 696,088 common shares at price of $0.25 per share.

     During the year ended March 31, 2003, the Company had a commitment to issue 656,250 common shares at a value of $131,250 for a finders fee pursuant to a private placement of 5,500,000 units (Notes 10(a)(i) and 10(b)).



11.  STOCK OPTIONS AND WARRANTS

 (a) Stock Options
     The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 10% of issued and outstanding shares as stock options. Stock options are exercisable from the date of grant. A summary of the Company's options at March 31, 2004, 2003 and 2002 and the changes for the years ending on those dates is presented below:

                             For the years ended March 31,
                                  2004                2003                 2002
                              Weighted            Weighted             Weighted
                               Average             Average              Average
                              Exercise            Exercise             Exercise
                      Shares     Price     Shares    Price     Shares     Price
-------------------------------------------------------------------------------
  Outstanding at the
  beginning of year  2,865,004   $0.37   2,193,500   $1.06   1,850,167   $1.20
    Granted            100,000    0.29   2,815,000    0.35   1,050,000    0.90
    Exercised         (250,000)   0.20       -        -        (96,667)   1.20
    Cancelled and
    expired         (1,350,004)   0.25  (2,143,496)   1.06    (610,000)   1.20
-------------------------------------------------------------------------------
  Outstanding at the
  end of year        1,365,000    0.50   2,865,004   $0.35   2,193,500   $1.06

  As at March 31, 2004, outstanding stock options to directors, officers and an employee were as follows:

    Number of shares       Exercise price      Expiry date
       300,000                   $0.90         December 12, 2006
       250,000                    0.90         April 28, 2007
        15,000                    0.90         May 7, 2007
       700,000                    0.20         March 10, 2008
       100,000                    0.29         August 12, 2008
------------------------------------------------------------------------
     1,365,000


 (b) Stock-based compensation

  During the year ended March 31, 2003, 200,000 stock options were granted to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $22,794 were recorded (2002 - $NIL).
  This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the terms of the original grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 69% and an average annual risk free interest rate of 4%. The option granted to the optionee was vested as to 16,674 shares at June 4, 2002 and was vested every month thereafter at a rate of 16,666 shares per month up to November 1, 2002, the termination date of the consulting service.

  Proforma compensation expense


11.  STOCK OPTIONS AND WARRANTS (Continued)

  If the Company had adopted the fair value method of accounting for stock options as set out in CICA Handbook section 3870, Stock-Based Compensation and Other Stock Based Payments and included share purchase options granted to employees in the calculation of compensation expense, net loss would be as follows:
                                                          2003            2002
    Net loss as reported                           $(3,457,839)    $(2,340,558)
    Compensation expense of employees                 (115,000)       (510,000)
    Proforma net loss                               (3,572,839)     (2,850,558)
    Proforma basic and diluted loss per share           $(0.13)         $(0.14)

    Compensation expense for the year ended March 31, 2003 is determined using an option pricing model assuming no dividends are to be paid, vesting on the date of grant, a weighted average volatility of the Company's share price of 69% (2002 - 105%), an annual risk free interest rate of 4% (2002
    - 4.23%) and an expected life of five years.


 (c) Warrants
     A summary of the Company's warrants at March 31, 2004, 2003, and 2002 and the changes for the years ending on those dates is presented below:

                                  For the years ended March 31,
                                  2004                2003                 2002
                              Weighted            Weighted             Weighted
                               Average             Average              Average
                      Warrants   Price   Warrants    Price   Warrants     Price
-------------------------------------------------------------------------------
  Outstanding at the
  beginning of year  5,793,181  $0.84    2,600,000   $1.56   3,070,000   $1.50
  Issued            13,500,000   0.23    3,193,181    0.26     300,000    1.25
  Exercised         (2,175,000)  0.23        -        -       (770,000)   1.20
  Cancelled and
    expired         (2,300,000)  1.70        -         -          -         -
-------------------------------------------------------------------------------
  Outstanding at the
    end of year     14,818,181   0.24    5,793,181   $0.84   2,600,000   $1.56


  As at March 31, 2004, outstanding share purchase warrants were as follows:

    Number of shares       Exercise price      Expiry date
       300,000                   $1.70         September 16, 2003
        68,181                    0.60         June 3, 2004
       950,000                    0.27         December 31, 2004
     5,500,000                    0.25         April 16, 2005
     8,000,000                    0.22/0.25    January 6, 2005/2006
---------------------------------------------------------------------------
    14,818,181






12.  RELATED PARTY TRANSACTIONS

 (a) The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:
                                     2004            2003              2002
    Management fees              $27,929            $32,750        $161,796
    Geological consulting            -               16,800          26,040
    Interest expense                 -               76,960         156,453

  These transactions have been recorded at the exchange amount, which is considered by management, to approximate terms and conditions that are similar to those available from unrelated parties.

 (b) As at March 31, 2004, accounts payable and accrued liabilities include $51,675 (2003 - $51,675) due to former directors, shareholders and companies controlled by directors.

 (c) During the year ended March 31, 2003, 4,085,722 common shares and 100,000 common shares were issued to a director and a former director of the Company with respect to the settlements of notes payable and debt outstanding in the amounts of $2,461,433 and $55,000, respectively.
     The terms of these settlements were approved by the TSX Venture Exchange.


13.  SEGMENTED INFORMATION
    The Company operates in one industry and as at March 31, 2004 and 2003 substantially all of the Company's assets were located in Canada.


14.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS
                                                   Years ended March 31,
                                                2004         2003        2002
  Decrease (increase) in restricted cash      $   -       $296,803  $(296,803)
 (Increase) decrease in amounts receivable     7,841       19,746       2,595
 (Increase) decrease in prepaid expenses        (960)        (20)         523
  Increase (decrease) in accounts payable
    and accrued liabilities                   79,455      (91,884)   (390,899)
 (Decrease) increase in interest payable          -     (26,588)       26,588
------------------------------------------------------------------------------
                                            $86,390     $198,057    $(657,996)


15.  FUTURE INCOME TAXES
  The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

                                                   Years ended March 31,
                                                2004          2003       2002
  Statutory tax rate                             36%          38%         38%
  Recovery of income taxes
   computed at standard rates              $400,656    $1,313,979   $1,029,846
  Non-deductible non-cash financing costs      -          (19,335)    (348,690)
  Non-deductible expenses                    (9,523)         -            -
  Tax losses not recognized in the period
      that the benefit arose               (391,133)   (1,294,644)    (681,156)
                                               $-           $-         $-

15.  FUTURE INCOME TAXES (Continued)

  The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets is as follows:

                                                  2004                    2003
  Mineral property and equeipment             $1,465,560            $1,539,085
  Operating loss carry-forward                 1,654,394             1,324,074
                                               3,119,954             2,863,159

  Less: Valuation allowance                   (3,119,954)           (2,863,159)
  Future income tax asset                          -                    11,000

  At March 31, 2003, the Company has approximately $5,115,000 of non-capital losses for tax purposes available at various dates until 2012, to be carried forward and applied against future income for tax purpose and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes.


16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

  Consolidated Statements of Loss         2004           2003             2002

  Net loss under Canadian GAAP     $(1,112,932)    $(3,457,839)    $(2,340,558)
  Mineral property acquisition and
   exploration costs                      -           (307,761)     (2,773,768)
  Writedown of mineral costs            20,981       2,914,600            -
  Revenue from sale of ore                -               -          2,348,587
-------------------------------------------------------------------------------
  Net loss under US GAAP             $(1,091,951)    $(851,000)    $(2,765,739)
  Basic and diluted loss
    per share under US GAAP             $(0.03)         $(0.03)         $(0.14)


  Consolidated Balance Sheets                            2004             2003

  Total Assets as per Canadian GAAP                $16,931,370      $11,124,817
  Decrease in mineral properties due to expensing
   of mineral property costs (a)                   (10,323,081)    (10,323,081)
  As per US GAAP                                    $6,608,289        $801,736

  Total Liabilities
  As per Canadian GAAP and US GAAP                  $4,880,075        $785,872

  Total Shareholders' Equity (Capital Deficiency)
    As per Canadian GAAP                            12,051,295      10,338,945
    Decrease in mineral property costs (a)         (10,323,081)    (10,323,081)
    As per US GAAP                                  $1,728,214         $15,864

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  Consolidated Statements of Cash Flows      2004         2003            2002

  Operating activities
  Operating activities under Canadian GAAP $(791,644)  $(291,735)  $(1,411,113)
  Exploration (a)                               -       (311,506)     (116,912)
  Operating activities under US GAAP       $(791,644)  $(603,241)  $(1,528,025)

  Investing activities
  Investing activities under Canadian GAAP $2,458,482  $(311,506)    $(301,097)
  Exploration (a)                               -        311,056       116,912
  Investing activities under US GAAP       $2,458,482     $ -        $(184,185)

 (a) Mineral property costs

     US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003. Subsequent to that date the Company has capitalized, for US GAAP purposes, acquisition and development costs as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged.

 (b) Revenue
     Under Canadian GAAP, revenues received prior to the commercialization of mineral properties reduce capitalized development and other capitalized pre-production costs. Under US GAAP, such amounts are recorded as revenue when title and risk of the ore pass to the buyer, the consideration is fixed or determinable and collection is reasonably assured.

 (c) Stock-based compensation

    During the year ended March 31, 2004, the Company adopted the fair valued based method of accounting under the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, with prospective application, effective April 1, 2003, as permissible under SFAS No.148, Accounting for Stock-Based Compensation - Transition and Disclosure Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective April 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended March 31, 2004.

     The following proforma financial information presents the net loss and loss per share for the years ended March 31 under US GAAP.

                                                         2003             2002
  Net loss for the year under US GAAP                $(851,000)   $(2,765,739)
  Additional stock based compensation costs           (115,000)      (510,000)
  Pro forma net loss under US GAAP                   $(966,000)   $(3,275,739)
  Pro forma basic and diluted loss
    per share under US GAAP                            $(0.03)         $(0.16)


16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (d) Accounting for joint ventures
     US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, as at March 31, 2003, the balance sheets have not been adjusted to restate the accounting under US GAAP and additional information concerning the Company's interest in a joint venture is presented in Note 7. During the year ended March 31, 2004, the Company acquired the remaining joint venture interest and, as a result, consolidates 100% of the acquired company (Note 5).

 (e) Asset retirement obligation
    In June 2001, the FASB issued SFAS No.143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS 143 does not have a material impact on the Company's financial position.

 (f) Income taxes

     Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This differences in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2004, 2003 and 2002.


 (g) Accounting for impairments
     In October 2001, the FASB issued SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No.121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The statement also supersedes certain provisions of Accounting Principles Board Opinion No.30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
(g) Accounting for impairments (Continued)

     a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. As required by SFAS No.144, the Company adopted this new statement on March 1, 2002. The adoption of SFAS No.144 did not have a material impact on the Company's financial position, results of operations or cash flows.

 (h) Costs of exit for disposal of activities
     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No.146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No.146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this Statement did not have a material effect on the Company's financial position, results of operations or cash flows.

 (i) Newly released accounting standards
     In January 2003, the FASB issued Interpretation No.46 (FIN 46), Consolidation of Variable Interest Entities, that addresses the consolidation of variable interest entities. In December 2003, the FASB issued a revised Interpretation FIN 46R. Under the revised Interpretation an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity. The Company must apply the provisions to variable interests in entities created before February 1, 2002. Adoption of FIN 46 and FIN 46R did not have an impact on the Company's financial condition, results of operations or cash flows.

     In April 2003, the FASB issued Statement No.149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a material effect on the Company's financial position, results of operations or cash flows.

     In May 2003, the FASB issued Statement No.150 (SFAS150"), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments including mandatory redeemable equity instruments

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)
 (i) Newly released accounting standards (Continued)

     and certain equity derivatives. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003 and to other instruments as of September 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position, results of operations or cash flows.


17. CONTINGENT LIABILITIES AND COMMITMENTS

    The Company has a $50,000 letter of credit outstanding at March 31, 2004 (2003 - $50,000).

    The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

               2005                        21,977


18. SUBSEQUENT EVENTS

    Subsequent to the year ended March 31, 2004, the Company:

 (a) signed a Coal Purchase and Financing Agreement with Marubeni Corporation (Marubeni). Under the terms of the agreement, Marubeni will lend the Company US$7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the advanced principal. The interest is payable quarterly and the principal is due to be repaid no later than March 31, 2006. The funds are to provide capital requirements for mine-site construction and required working capital. The agreement further stipulates that the Company will sell and Marubeni will purchase 600,000 tons of coal over a two year period and Marubeni has the option to purchase an additional 100,000 tonnes of coal within that time frame.

     The loan is backed by security over the Company's assets, ranked pari passu with the security interest held by Mitsui (Note 9), and assignment of 100% of the issued and outstanding common shares of Falls Mountain, the Company's wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company's commitment to sell and deliver the coal to Marubeni.

     The agreement further stipulates that the Company is required to raise an additional $2,950,000 in equity by July 31, 2004 (satisfied as per Note 18(d)) which will be dedicated to funding the Willow Creek coal project.

     Marubeni will also become the marketing agent in Japan, Taiwan and Korea for the Company's coal production and will receive a standard commercial sales commission based on total tonnage sold during the year.

 (b) engaged Ray Lagace of Vancouver, British Columbia, to manage the Company's investors relations functions.


18. SUBSEQUENT EVENTS (Continued)

 (c) granted 85,000 stock options under the Company's option plan exercisable at a price of $1.01 per share for a five-year period. Among which, 50,000 options were granted to Mr. Ray Lagace and another 35,000 options were granted to one employee of the Company.

 (d) completed a 3,333,334 units of private placement at a price of $0.90 per share with Sprott Asset Management Inc. for gross proceeds of $3.0 million
















































Pine Valley Mining Corporation
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs
(Canadian Dollars)                                                  Schedule 1

                                 Cumulative
                          from inception
                          to March 31,             Years ended March 31,
DEFERRED EXPENDITURES            2004         2004         2003        2002
------------------------------------------------------------------------------
Willow Creek Coal Property
  Acquisition              $18,076,951     $5,979,620      $ -         $ -
  Bulk sample                  115,754         -             -           -
  Consulting                   579,815         -          26,843        52,840
  Deferred development       4,610,505       320,581     162,998     2,674,882
  Environmental                 34,451          -            -           -
  Geological                     2,061          -            -           -
  Laboratory                    45,749          -            -           -
  Licences                     388,630       119,707     117,920         -
  Reclamation                    4,803          -            -           -
  Recovery from trial cargo
    sale                    (2,348,587)         -            -      (2,348,587)
  Supplies                      15,896          -            -           -
  Survey and mapping            29,104          -            -           -
  Travel                        62,147          -            -          11,388
  Costs written-down        (4,774,290)         -            -           -
                            16,842,989     6,419,908     307,761       390,523

Indin Lake
  Acquisiton                  $553,665         -             -           -
  Consulting                   512,895         -             -          31,124
  Geological program           355,218         -             -           -
  Environmental deposit         50,000         -             -           -
  Equipment purchases        1,131,233         -             -           -
  Insurance                     56,974         -             -           -
  Insurance proceeds          (553,736)        -             -           -
  Remediation cost              15,636        15,636         -           -
  Supplies                     318,556         -             -           -
  Survey                        43,331         -             -           -
  Taxes and licences            79,329         4,084       3,745         3,534
  Travel and camp              372,530         1,311         -           -
  Recovery from Indin Lake         (50)          (50)        -           -
  Cost written down         (2,935,581)      (20,981) (2,914,600)        -
                                 -             -      (2,910,855)       34,658
-------------------------------------------------------------------------------
                           16,842,989      6,419,908  (2,603,094)      425,181
  MINERAL PROPERTIES,
    BEGINNING OF PERIOD          -        10,423,081  13,026,175    12,600,994
  MINERAL PROPERTIES,
    END OF PERIOD         $16,842,989    $16,842,989 $10,423,081   $13,026,175










                          Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                            Pine Valley Mining Corporation

Date:     August 4, 2004                       Graham Mackenzie
                                            Chief Executive Officer